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Exhibit 14

TAYLOR DEVICES, INC.
CODE OF BUSINESS ETHICS AND STANDARDS OF CONDUCT

Statement of Policy

It is the policy of Taylor Devices, Inc. to conduct its affairs in keeping with the highest moral, legal and ethical standards.

Statement of Commitment

Taylor Devices, Inc. and its people, have significant responsibilities to our customers, suppliers, the community in which we reside, our country, each other and society as a whole. We are committed:

  To our customers, to provide high quality products and services on a timely basis consistent with their needs;

  To our suppliers, to develop and maintain mutually beneficial relationships, based on delivering quality products and services at a reasonable cost and competitive in the marketplace. Fairness and compliance with high ethical standards are essential for such continuing relations;

  To the community in which we reside, and society as a whole, to be a responsible corporate citizen and to comply with applicable law; To our employees, to provide equitable compensation, safe working conditions and an environment of personal growth based on fairness and equal opportunity;

  To our shareholders, to make full, fair, accurate, timely and understandable disclosure in our public communications and in reports and documents that we file with or submit to the Securities and Exchange commission.

Implementation and Enforcement

Each of us is responsible for the implementation of Taylor Devices, Inc. policies and Code of Business Ethics and Standards of Conduct.

Each employee is obligated to report, on a confidential basis, any violations of Taylor Devices, Inc. policies to his or her supervisor. If the supervisor is alleged to be involved in such a violation, the report should be made to the next successive level of supervision not involved in the alleged wrongdoing.

Taylor Devices, Inc. will conduct internal and external investigations of any alleged wrongdoing as is appropriate and necessary.

Taylor Devices, Inc. will act to discipline employees who fail to comply. Any clear infraction of this code will subject the individual to disciplinary action which may include a notice of warning, temporary suspension, termination and/or criminal prosecution, depending on the seriousness of the offense.

Disciplinary action will also be taken against:

  Any employee who deliberately failed to report a violation;

  Any employee who may have deliberately withheld relevant and material information concerning a violation, and

  Any supervisor to the extent the violation reflects inadequate leadership, i.e., the lack of diligence in supervision to prevent violations, or who retaliates, directly or indirectly, against employees who report violations or encourage others to do so.

STANDARDS OF CONDUCT

Product Safety and Quality: Taylor Devices, Inc. has a responsibility to our customers to provide products which meet a rigid standard and commitment for safety and quality. It is the continuing policy of Taylor Devices, Inc. to provide products which:

  Meet contractual requirements, applicable laws and regulations and industry standards;

  Are safe for their normally intended uses;

  Are properly labeled and accompanied by appropriate documentation and instruction materials.

The quality of Taylor Devices, Inc. products, services and operations affects our reputation, productivity, profitability and market position.

Compliance with Specification: Most commercial and government contracts incorporate requirements for design, manufacture, and testing of products and/or delivery of services. All such requirements must be performed exactly as they are specified in the contract. Any changes or deviations must be approved by the authorized government or customer representative.

Procurement and Supplier Relationships: Taylor Devices, Inc. is obligated to its customers and depends for its profitability upon obtaining quality goods and services at competitive prices from its suppliers. In conducting business with suppliers, employees are expected to act fairly and objectively and in the best interest of Taylor Devices, Inc. The receipt of any form of compensation from a supplier or vendor, including the following, is strictly prohibited:

  Gifts: Gifts or gratuities from vendors and suppliers should neither be solicited nor accepted. Gifts received should be returned to the donors. However, advertising gifts of trivial value may be accepted.

  Entertainment: Taylor Devices, Inc. employees may not accept social entertainment offered or sponsored by suppliers. Social entertainment does not include an occasional business meal and/or function of modest value during the general course of conducting business.

  Reimbursement: Taylor Devices, Inc. employees may not accept direct reimbursement from suppliers for travel and hotel expenses, speaker fees or honoraria for presentations given before supplier audiences, or supplier consulting services. Also, Taylor Devices, Inc. employees shall not request or accept loans or personal services of any type from suppliers.

  Kickbacks: Taylor Devices, Inc. prohibits the offering, soliciting or accepting of any kickbacks. A kickback is defined as any money, fee, commission, credit, gift, gratuity, thing of value or compensation of any kind which is provided for the purpose of improperly obtaining and/or improperly rewarding favorable treatment in connection with a contract(s) or order(s).

Conflict of Interest: All employees have a responsibility to avoid financial, business or other relationships which may conflict, or may appear to conflict, with the interests of Taylor Devices, Inc. or the performance of their duties. A conflict of interest may occur when a Taylor Devices, Inc. employee:

  Accepts outside employment for personal gain, directly or as a consultant;

  Has a direct non-trivial financial interest in another firm that competes directly with Taylor Devices, Inc.;

  Has an immediate non-trivial family financial interest in another firm that competes directly with Taylor Devices, Inc.;

  Is a director, officer, or employee of another firm that competes directly with Taylor Devices, Inc.;

  Accepts gifts, payment or services from a firm or individual seeking to do business with Taylor Devices, Inc.

Restricted or Proprietary Information: Employees may not disclose to any outside party, except as specifically authorized by management, any proprietary or company confidential business, or financial, personnel, or technological information. This includes, but is not limited, to company plans, software and data of any type that employees have generated or acquired during their employment at Taylor Devices, Inc. Upon termination of employment, employees may not copy, take or retain any documents in any form containing Taylor Devices, Inc. restricted or proprietary information.

Failure to comply with this policy could result in substantial consequences for both the individual and the company.

Date of Policy

This Code of Business Ethics and Standards of Conduct is ratified, approved and confirmed by the Board of Directors of Taylor Devices, Inc. on February 17, 2003 and shall remain effective until further action by the Board.